Exhibit (a)(5)(vi)

IR Contact Jody Burfening Lippert/Heilshorn & Associates jburfening@lhai.com (212) 838-3777

FOR IMMEDIATE RELEASE

GLOBALOPTIONS GROUP, INC. ANNOUNCES
FINAL RESULTS OF ITS TENDER OFFER

New York, NY – January 6, 2011 – GlobalOptions Group, Inc. (Nasdaq: GLOI) (“GlobalOptions” or the “Company”) announced the final results of its partial tender offer, which expired at Midnight (one minute after 11:59 p.m.) on December 29, 2010.  GlobalOptions commenced the tender offer on December 1, 2010 to purchase up to 10,000,000 shares of its common stock, par value $0.001 per share, at a price of $2.40 per share, net to the seller in cash, without interest.  Based on the final count by Continental Stock Transfer & Trust Company, the depositary for the tender offer, 1,119,978 shares of the Company’s common stock were properly tendered and not withdrawn.  GlobalOptions has accepted for purchase all 1,119,978 of the shares tendered by its stockholders.  The number of shares tendered represents approximately 7.7% of the currently outstanding shares of the Company’s common stock.

The Company will promptly pay for the 1,119,978 tendered shares of our common stock at a price of $2.40 per share, net to the seller in cash, without interest, at a total cost of approximately $2.7 million.  The Company is financing this purchase entirely with cash on hand.  As a result of the completion of the tender offer, the Company has approximately 13,372,697 shares of its common stock outstanding.

MacKenzie Partners, Inc. served as the information agent for the tender offer.  Questions concerning the tender offer should be directed to MacKenzie Partners at (800) 322-2885.

About GlobalOptions Group, Inc.

GlobalOptions Group (NASDAQ: GLOI) previously provided risk mitigation and management services, including forensic DNA analysis, proprietary DNA collection products, and related research services to law enforcement agencies, federal and state governments, crime laboratories and disaster management organizations. Additional information regarding GlobalOptions Group is available at our website at www.globaloptionsgroup.com.

Statements in this press release regarding the Company's business that are not historical facts are "forward-looking statements" that involve risks and uncertainties. The Company wishes to caution readers not to place undue reliance on such forward-looking statements, which statements are made pursuant to the Private Securities Litigation Reform Act of 1995, and as such, speak only as of the date made. To the extent the content of this press release includes forward-looking statements, they involve various risks and uncertainties, including the successful integration of acquired businesses, projected financial information and the continued successful implementation of the Company's business strategy.

Certain of these risks and uncertainties will be described in greater detail in GlobalOptions Group's filings with the Securities and Exchange Commission. GlobalOptions Group is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.